                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  5 November, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	5th NOVEMBER 2009

AIB announces €
750m 5

year Senior Unsecured
Unguaranteed Bond Issue

AIB today closed a €
750 million 5

year
 Senior Unsecured
Unguaranteed Bond Issue.
This is the first Senior Unsecured Bond Unguaranteed Bond Issue with a 5 year maturity from any Irish bank since the Government Guarantee was introduced in September 2008.

This follows our successful €1.0 billion 3 year Senior Unsecured Unguaranteed Bond Issue completed in September 2009
.

This 5 year
 deal was priced at a
spread over mid-swaps of 285  basis
points
 with in excess of 150
international investors reflecting a well diversified geographic profile and was oversubscribed by 1.8
times.

Colm Doherty, Managing Director of AIB Capital Markets
,
 said:

"The positive reaction of the international markets by investing in longer term
unsecured and unguaranteed bonds of AIB
is a further indicator of the
 growing

positive attitude of the international credit markets towards Irish banks.

It is a very positive indicator for future unguaranteed issuance from the Irish financial system.
"

- Ends -

For further information please contact:
Alan Kelly	Ronan Sheridan
General Manager, Group Finance	Group Press Officer
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6412162	Tel: +353-1-6414651

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  5 November, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.